SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                    Loews Cineplex Entertainment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   54023-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [_]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No. 54023-10-0            SCHEDULE 13G
________________________________________________________________________________

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MDP Ventures II LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
 NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,134,300
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     7.05%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 54023-10-0            SCHEDULE 13G
________________________________________________________________________________


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Development Partners II LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,134,300
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     7.05%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 54023-10-0            SCHEDULE 13G
________________________________________________________________________________


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Christopher M. Jeffries
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           4,134,300
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         4,134,300
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,134,300
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     7.05%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 54023-10-0            SCHEDULE 13G
________________________________________________________________________________


Item 1(a). Name of Issuer:

           Loews Cineplex Entertainment Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           Loews Cineplex Entertainment Corporation
           711 Fifth Avenue
           New York, New York 10022

Item 2(a). Name of Person Filing:

           This Schedule 13G is being filed by (i) MDP Ventures II LLC ("MDP Ventures"), (ii) Millennium Development Partners II LLC ("Millennium Development") and (iii) Christopher M. Jeffries ("CMJ", and together with MDP Ventures and Millennium Development, the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal business office for each of the Reporting Persons is:

           c/o Millennium Partners Management LLC
           1995 Broadway
           New York, NY 10023
           Attention: Steven L. Hoffman

Item 2(c). Citizenship:

           CMJ is a citizen of the United States of America.

           MDP Ventures and Millennium Development were both organized in the State of New York.

Item 2(d). Title of Class of Securities:

           Shares of Common Stock, par value $0.01 per share (the "Common
           Stock").

Item 2(e). CUSIP Number:

           54023-10-0

Item 3. If this statement is filed pursuant to ss.ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not Applicable.

________________________________________________________________________________

CUSIP No. 54023-10-0            SCHEDULE 13G
________________________________________________________________________________


Item 4.    Ownership

           (a) As of the date of this Schedule 13G, (i) MDP Ventures beneficially owned an aggregate of 4,134,300 shares of the Common Stock, constituting 7.05% of the shares of Common Stock outstanding; (ii) Millennium Development beneficially owned an aggregate 4,134,300 shares of the Common Stock, constituting 7.05% of the shares of Common Stock outstanding and (iii) CMJ beneficially owned an aggregate of 4,134,300 shares of the Common Stock, constituting 7.05% of the shares of Common Stock outstanding.

           (b)   Percent of Class:  7.05%

           (c) MDP Ventures is the holder of record with respect to 4,134,300 shares of Common Stock. Millennium Development, as the managing member of MDP Ventures, has the power to vote and the power to dispose of the Common Stock held by MDP Ventures. CMJ, as the holder of a majority of the limited liability company interests of Millennium Development, has the power to manage Millennium Development and therefore has the sole power to vote and the sole power to dispose of the Common Stock held by MDP Ventures. The Reporting Persons do not have shared power to vote or direct the vote, or shared power to dispose or to direct the disposition of the Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

________________________________________________________________________________

CUSIP No. 54023-10-0            SCHEDULE 13G
________________________________________________________________________________


                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 7, 2000


                               MDP VENTURES II LLC


                               By:     /s/ Steven L. Hoffman
                                      ---------------------------------
                                      Steven L. Hoffman, Vice President


                               MILLENNIUM DEVELOPMENT PARTNERS II LLC


                               By:     /s/ Steven L. Hoffman
                                      ---------------------------------
                                      Steven L. Hoffman, Vice President


                               CHRISTOPHER M. JEFFRIES


                                /s/ Steven L. Hoffman
                               -------------------------------------------
                               By: Steven L. Hoffman, his attorney-in-fact